EXHIBIT 99.1

Scottish Water names Stantec preferred bidder to deliver multibillion-pound transformation of water and wastewater infrastructure

EDMONTON, Alberta and NEW YORK and EDINBURGH, United Kingdom, Jan. 15, 2026 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been named as a preferred bidder to be a primary designer for the multibillion-pound Scottish Water Enterprise, which is set to transform Scotland’s water and wastewater networks. The enterprise is the largest program of investment in Scottish Water’s history. The initiative will enhance the country’s public assets to improve drinking water quality, increase water resilience, and protect the environment.

New wave of water delivery in Scotland
The Scottish Water Enterprise will oversee asset investments and manage high-value, complex construction and engineering projects across the country.

Once appointed, Stantec will provide design and technical services throughout the construction process, supporting the successful delivery of water and wastewater infrastructure and non-infrastructure programs. With a project timeline potentially extending to 2039, Stantec will design new assets, upgrades, and a range of extensions and enhancements across the country. These improvement efforts include sewer networks, treatment facilities, blue-green infrastructure, water mains, combined sewer overflows, and other vital assets.

“We have worked closely with Scottish Water for more than 30 years, and we are proud to have the chance to continue serving the Scottish people and the country’s natural environment through this transformational enterprise,” said Gord Johnston, president and chief executive officer of Stantec. “Our deep experience delivering innovative solutions and our long-standing relationship working with Scottish Water will support unprecedented water resilience across the nation.”

Improving operational resilience
Stantec has delivered numerous nature-based, low-carbon projects across the UK and around the world. The firm will apply this expertise and proven best practices to support more resilient, efficient, and environmentally friendly water and wastewater networks in Scotland.

“We are proud to support the water sector during one of the most important and influential times in its history,” said Cath Schefer, Stantec’s chief operating officer for the global region. “Being named as a preferred bidder is undoubtedly due to our extensive experience, talented workforce, and the impactful culture we have created at Stantec. I’m excited to see our growing teams continue making a meaningful impact on both the communities we serve and the environment around us. Together, we’ll create a lasting and positive legacy for generations to come.”

The procurement process is expected to be fully completed by March 2026.

Find out more about Stantec UK and its holistic range of interdisciplinary services, and discover how Stantec creates equitable water and wastewater solutions to support resilience and quality.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Calum Metcalfe	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: +44 1612 458904	Ph: (403) 569-5389
calum.metcalfe@stantec.com	ir@stantec.com